UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549







Public Utility Holding Company Act of 1935
File No. 70-8327
Report for Period: April 1, 2000 to June 30, 2000



In the matter of:

CENTRAL AND SOUTH WEST CORPORATION, ET AL



    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation (CSW). Under HCAR 35-26250 dated March 14, 1995, it is required that Central Power and Light Company
(CPL), Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU)(the utilities) file quarterly reports providing the following information with respect to meter reading, billing, and collecting services for nonassociates: 1) a list of Municipalities to which the services were provided, 2) the amount of revenues received, and 3) the expenses incurred. This report covers the period April 1, 2000 through June 30, 2000.




The requested information for the second quarter of 2000 is as follows:


----------------------------------------------------------------------
                 CPL        PSO       SWEPCO       WTU       TOTAL

----------------------------------------------------------------------

LIST OF
MUNICIPALITIES   None       None       None       None        None
TO WHICH
SERVICES WERE
PROVIDED

----------------------------------------------------------------------
----------------------------------------------------------------------

AMOUNT OF
REVENUES         None       None       None       None        None
RECEIVED

----------------------------------------------------------------------
----------------------------------------------------------------------

EXPENSES         None       None       None       None        None
INCURRED

----------------------------------------------------------------------




                               S I G N A T U R E


     As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, the utilities have duly caused this report to be signed on their behalf on this 11th day of August 2000.

                              Central Power and Light Company
                              Public Service Company of Oklahoma
                              Southwestern Electric Power Company
                              West Texas Utilities Company
                              /s/ A. A. Pena
                                  A. A. Pena
                                  Treasurer